SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DISH NETWORK CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Incentive Stock Options to Purchase Class A Common Stock, $0.01 par value

(Title of Class of Securities)

25470M109

(CUSIP Number of Class of Securities)

R. Stanton Dodge

Executive Vice President, General Counsel and Secretary

DISH Network Corporation

9601 S. Meridian Boulevard

Englewood, Colorado 80112

(303) 723-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Scott D. Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$15,091,207.99	$1,729.45

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,710,923 shares of common stock of DISH Network Corporation, representing all of the incentive stock options eligible for the exchange offer, having an aggregate value of $15,091,207.99 as of December 1, 2011 will be submitted pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $114.60 per million dollars of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,729.45	Filing Party:	DISH Network Corporation
Form or Registration No.:	005-46313	Date Filed:	December 14, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 14, 2011 (the “Schedule TO”) by DISH Network Corporation (the “Company”), in connection with the Company’s offer to adjust the exercise price of certain incentive stock options to purchase shares of the Company’s Class A common stock, par value $0.01 per share, by decreasing the exercise price, upon the terms and subject to the conditions set forth in the Offer to Adjust Certain Incentive Stock Options (the “Offer to Exchange”) and the related Election Form for the Offer to Exchange.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 4.  Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

The Offer to Exchange expired at 6:00 p.m., Mountain Time, on Friday, January 13, 2012. Pursuant to the Offer to Exchange, Eligible Employees (as defined therein) properly tendered, and the Company accepted for adjustment, Eligible Incentive Stock Options (as defined therein) to purchase an aggregate of 1,573,367 shares of the Company’s Class A common stock from 281 participants, representing approximately 96.13% of the total shares of Class A common stock underlying Eligible Incentive Stock Options. The adjustment to all properly tendered and accepted Eligible Incentive Stock Options was effected as of January 13, 2012, and Fidelity, our stock plan administrator, will promptly record these adjustments in the accounts of participating Eligible Employees.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2012	By	/s/ Robert E. Olson
		Name:	Robert E. Olson
		Title:	Executive Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Adjust Certain Incentive Stock Options, dated December 14, 2011
(a)(1)(ii)*	E-mail from Stephen Wood, Executive Vice President, dated November 8, 2011 Announcing the Offer to Exchange
(a)(1)(iii)*	E-mail from Stephen Wood, Executive Vice President, dated November 17, 2011 Providing Additional Information About the Offer to Exchange
(a)(1)(iv)*	E-mail from Stephen Wood, Executive Vice President, dated December 14, 2011 Announcing the Commencement of the Offer to Exchange
(a)(1)(v)*	E-mail from OptionExchange@dishnetwork.com dated December 14, 2011 Providing the Offer to Exchange Election Form
(a)(1)(vi)*	Offer to Exchange Election Form
(a)(1)(vii)*	Form of Election Confirmation E-mail to Eligible Employees who Properly Submit an Offer to Exchange Election Form
(a)(1)(viii)*	Form of Auto-Reply to E-mail Messages Sent to Stock.Options@dishnetwork.com
(a)(1)(ix)*	Form of Auto-Reply to E-mail Messages Sent to OptionExchange@dishnetwork.com
(a)(1)(x)*	Form of Reminder E-mail to Eligible Employees Regarding the Offer to Exchange
(a)(1)(xi)	Annual Report for the fiscal year ended December 31, 2010 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on February 24, 2011, Commission File No. 000-26176)
(a)(1)(xii)

Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on November 7, 2011, Commission File No. 000-26176)

(a)(1)(xiii)	Form of Acceptance E-mail
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(b)	Not applicable
(d)(1)	Amended and Restated DISH Network Corporation 1995 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Form 14A filed on March 31, 2009, Commission File No. 000-26176)
(d)(2)	Amended and Restated DISH Network Corporation 1999 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Form 14A filed on March 31, 2009, Commission File No. 000-26176)
(d)(3)	DISH Network Corporation 2009 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Form 14A filed on March 31, 2009, Commission File No. 000-26176)
(d)(4)	Incentive Stock Option Agreement (Form A) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of DISH Network filed July 7, 2005, Commission File No. 000-26176)
(d)(5)	Incentive Stock Option Agreement (Form B) (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of DISH Network filed July 7, 2005, Commission File No. 000-26176)
(d)(6)

Incentive Stock Option Agreement (1999 Long-Term Incentive Plan) (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K of DISH Network filed July 7, 2005, Commission File No. 000-26176)

(g)	Not applicable
(h)	Not applicable

*      Previously filed.